07004504

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH, D.C.
213

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AB 3/15

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67154

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/31/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

IndyMac Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 East Walnut Street, 4th Floor

(No. and Street)

Pasadena	**CA**	**91101**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin N. Callan **(626) 535-5319**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

725 South Figueroa Street	**Los Angeles**	**CA**	**90017**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kevin N. Callan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of IndyMac Securities Corporation, as of December, 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer
Title

Notary Public

MARSHA A. LEONARD
Commission # 1511015
Notary Public - California
Los Angeles County
My Comm. Expires Sep 2, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

IndyMac Securities Corporation
Period from March 31, 2006 (date of NASD approval) through December 31, 2006

IndyMac Securities Corporation

Financial Statements
and Supplemental Information

Period from March 31, 2006 (date of NASD approval) through December 31, 2006

Contents

Report of Independent Registered Public Accounting Firm....1

Financial Statements

Statement of Financial Condition....2
Statement of Income and Retained Earnings....3
Statement of Cash Flows....4
Notes to Financial Statements....5

Supplemental Information

Computation of Net Capital Pursuant to Rule 15c3-1....8
Statement Regarding Rule 15c3-3....9

Supplementary Report

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5....10

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
IndyMac Securities Corporation

We have audited the accompanying statement of financial condition of IndyMac Securities Corporation (the Company) as of December 31, 2006, and the related statements of income and retained earnings, and cash flows for the period from March 31, 2006 through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006, and the results of its operations and its cash flows for the period from March 31, 2006 through December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 26, 2007

IndyMac Securities Corporation

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 4,770,000
Receivables from brokers, dealers, and others	251,000
Other assets	18,000
Total assets	$ 5,039,000
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 37,000
Stockholder's equity:	
Common stock (1,000 shares authorized, issued and outstanding; $.01 par value)	1,000
Additional paid-in capital	4,999,000
Retained earnings	2,000
	5,002,000
Total liabilities and stockholder's equity	$ 5,039,000

See accompanying notes.

IndyMac Securities Corporation

Statement of Income and Retained Earnings

Period from March 31, 2006 (date of NASD approval) through December 31, 2006

Revenues		
Commissions	$	153,000
Interest income		144,000
Profit from underwriting and selling groups		35,000
Total revenues		332,000
Non-interest expenses		
Reimbursable operating expenses and management fees		227,000
NASD fees		43,000
Professional services		35,000
Other		23,000
Total non-interest expenses		328,000
Income before income taxes		4,000
Provision for income taxes		2,000
Net income	$	2,000
Retained earnings at March 31, 2006	$	–
Net income		2,000
Retained earnings at December 31, 2006	$	2,000

See accompanying notes.

IndyMac Securities Corporation

Statement of Cash Flows

Period from March 31, 2006 (date of NASD approval) through December 31, 2006

Cash flows from operating activities	
Net income	$ 2,000
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in assets and liabilities:	
(Increase) decrease in:	
Receivables from brokers, dealers, and others	(251,000)
Other assets	(18,000)
Increase (decrease) in:	
Accounts payable, accrued expenses and other liabilities	37,000
Net cash used in operating activities and decrease in cash and cash equivalents	(230,000)
Cash and cash equivalents at March 31, 2006	5,000,000
Cash and cash equivalents at December 31, 2006	$ 4,770,000

See accompanying notes.

IndyMac Securities Corporation

Notes to Financial Statements

Period from March 31, 2006 (date of NASD approval) through December 31, 2006

1. Organization

IndyMac Securities Corporation (the Company), a wholly-owned subsidiary of IndyMac Bank, F.S.B. (the Parent), was approved on March 31, 2006 as a registered broker and dealer in securities under the Securities Exchange Act of 1934 and as a member of the National Association of Securities Dealers, Inc. The Company is a full-service brokerage and investment banking firm engaged primarily in the institutional brokerage business, including underwriting services.

The Company will clear its securities transactions on a fully disclosed basis through ADP Clearing and Outsourcing Services, Inc. (the Clearing Broker).

2. Significant Accounting Policies

Commissions are recorded on a trade date basis.

Cash and cash equivalents include a demand and money market account with a financial institution. Interest income is earned on the money market account and is accounted for on an accrual basis.

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an agent. Investment banking revenues are recorded at the time the underwriting is completed and the revenue is reasonably determinable.

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Receivables from Brokers, Dealers, and Others

Receivables from brokers, dealers, and others represents an interest earning margin deposit of $251,000, including accrued interest. The interest rate earned on the deposit was 3.65% as of December 31, 2006.

4. Income Taxes

The Company is included in the consolidated federal income tax return filed by IndyMac Bancorp, Inc. (Bancorp), the parent of the group to which the Company and Parent belong. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company generally files separate state and local income tax returns but, where applicable, is included in the consolidated or combined state income tax return filed by Bancorp. If included in a combined return, state and local taxes are calculated as if the Company filed a separate state income tax return.

The components of income tax expense for the period from March 31, 2006 (date of NASD approval) through December 31, 2006 are as follows:

Current:	
Federal	$ 2,000
State	–
	$ 2,000

There are no deferred federal and state income tax expenses.

5. Commitments and Contingencies

The Company entered into a four-year contract with the Clearing Broker in November 2006. Minimum fees over the contract term aggregate to $398,000. The Company may terminate the contract with a 60 day advance notice and the payment of a termination fee, which is based on a sliding scale. During the first year, the termination fee is $100,000 and after the first year, the termination fee would be equal to 70% of the monthly minimum fee.

The Company has no outstanding litigation or trades that have not yet settled.

6. Related Party Transactions

The Company paid $227,000 during the period from March 31, 2006 (date of NASD approval) through December 31, 2006 to its Parent in accordance with the Expense Agreement (the Agreement) dated February 7, 2006. The Agreement requires the Company to pay the Parent a monthly amount equal to 90% of net revenues, defined as revenues less direct expenses. The

6. Related Party Transactions (continued)

Agreement provides examples of direct expenses, such as commissions, registration and licensing fees, accounting and legal fees, and insurance premiums. The Agreement provides that the Parent pay for all expenses related to the formation, organization and registration of the Company, office space, engagement of employees, and other operational support. The term of the Agreement is for one year, subject to successive one year renewal options by mutual consent of the parties.

Included in other assets is a receivable of $18,000 from the Parent for interest earned on the money market account. During the period from March 31, 2006 (date of NASD approval) through December 31, 2006, interest earned on the money market account was $143,000.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the SEC) Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1.

At December 31, 2006, the Company had net capital of approximately $4,984,000 which was $4,734,000 in excess of the required net capital of $250,000.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain net capital at a minimum of $1,000,000. At December 31, 2006, the Company was in compliance with this requirement.

Supplemental Information

IndyMac Securities Corporation

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2006

Computation of net capital		
Total stockholder's equity		$ 5,002,000
Deductions from stockholder's equity		–
Total regulatory capital		5,002,000
Deductions and/or charges:		
Nonallowable assets:		
Other assets	$ 18,000	
Total deductions and/or charges		18,000
Net capital		$ 4,984,000
Computation of alternative net capital requirement		
Net capital requirement (minimum)		$ 250,000
Excess net capital		$ 4,734,000

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2006 Part IIA FOCUS filing.

Schedule II

IndyMac Securities Corporation

Statement Regarding Rule 15c3-3

December 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Board of Directors and Stockholder
IndyMac Securities Corporation

In planning and performing our audit of the financial statements of IndyMac Securities Corporation (the Company), as of December 31, 2006 and for the period from March 31, 2006 through December 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2006 and for the period from March 31, 2006 through December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2007

END